EXHIBIT 99.1

HEXO Corp commits to ESG leadership, starts by offsetting 100% of carbon emissions and plastic packaging

HEXO also offsetting emissions for its 1,200 employees

OTTAWA, June 08, 2021 (GLOBE NEWSWIRE) -- HEXO Corp (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO), is proud to announce a commitment to offsetting the Company’s operational carbon emissions and the personal emissions of all 1,200 employees*, making HEXO 100% carbon neutral from September 2021 onwards. The Company is also committing to offset the plastic used in their pouch packaging through Plastic Bank® in partnership with Dymapak, HEXO’s primary packaging supplier. These concrete actions highlight the Company’s early steps towards a long-term commitment to leading the cannabis industry on Environmental, Social, and Governance (ESG) action.

“We have always taken our responsibility for sustainability seriously. Now, as we are on the verge of becoming the top Canadian LP by recreational market share and continuing down the path towards top three globally, it’s more important than ever to take meaningful action to protect our planet – and this is just the start,” said HEXO CEO and co-founder Sebastien St-Louis. “We are challenging ourselves and the rest of the industry to do better, so in addition to becoming carbon neutral by offsetting our operational emissions, we feel it is our obligation to offset our employees' emissions as well.”

Through a partnership with Offsetters, in support of the Great Bear Forest Project, HEXO will be measuring and offsetting the Company’s corporate carbon emissions starting with its 2020 calendar year, making HEXO 100% carbon neutral by September 2021, as well as offsetting their employees’ personal emissions*. The Great Bear Forest Carbon Project reduces carbon emissions by protecting forests previously designated, sanctioned or approved for commercial logging. Carbon finance supports the local First Nations communities by generating stewardship jobs protecting the Great Bear Rainforest - the largest intact coastal temperate rainforest remaining in the world - and offsets the equivalent of one million tonnes of carbon dioxide each year.

“On top of their own commitment to carbon neutrality, HEXO has raised the bar by committing to purchase offsets to mitigate their employee’s personal emissions,” said Dawn Hancock, Director of Client Engagement at Offsetters. “This is the first time we’ve seen a company of this size make this kind of commitment and we hope that it helps to spur stronger commitments from other companies.”

In conjunction with HEXO’s primary packaging supplier Dymapak and its partnership with Plastic Bank, the Company has offset 63,000 kilograms of plastic in 2021 - the equivalent of over 3.15 million plastic bottles. HEXO will continue to counteract the use of all plastic in its packaging. Plastic Bank builds ethical recycling ecosystems in coastal communities and reprocesses the materials for reintroduction into the global manufacturing supply chain. Collectors receive a premium for the materials they collect to help them provide basic family necessities such as groceries, school tuition and health insurance.

“Ocean plastic is a critical issue with increasing challenges,” said Ross Kirsh, CEO at Dymapak. “Environmental consciousness has never been more important and we’re proud to partner with Plastic Bank and HEXO to mitigate the impact of child resistant bags and other plastic packaging. It’s our hope that other businesses will turn interest into action by committing to plastic neutrality.”

Offsetting HEXO’s carbon emissions, the emissions of their employees, and counteracting the use of plastic packaging are among the latest steps in the Company’s company-wide mission to build a business that balances profit, people, and planet. HEXO will monitor and publicly report on its greenhouse gas emissions, carbon neutrality, and its continued efforts to improve sustainability. This includes minimizing waste at facilities, moving towards a more virtual workforce, reducing carbon emissions at production facilities, as well as exploring new sustainable packaging materials that are more easily recyclable or biodegradable. The recent acquisition of Zenabis and planned acquisitions of 48North and Redecan also offer unique opportunities to integrate sustainable practices and grow the Company’s positive impact along with their business.

For more information on these efforts and how the Company continues to develop its ESG platform and stakeholder relations to make a positive impact on the communities in which it operates and globally, please visit https://www.hexocorp.com/environmental-social-governance.

*Estimated personal emissions based on the average Canadian’s emissions from heating and powering their homes, driving and food consumption

About HEXO (TSX: HEXO; NYSE: HEXO)
HEXO is an award-winning licensed producer of innovative products for the global cannabis market. HEXO serves the Canadian recreational market with a brand portfolio including HEXO, UP Cannabis, Original Stash, Bake Sale, Namaste, and REUP brands, and the medical market in Canada, Israel and Malta. The Company also serves the Colorado market through its Powered by HEXO® strategy and Truss CBD USA, a joint venture with Molson Coors. In the event that the previously announced transactions to acquire 48North and Redecan close, HEXO expects to be the number one cannabis products company in Canada by recreational market share. For more information, please visit www.hexocorp.com.

About Dymapak
Founded in 2010, Dymapak is the leading global manufacturer of innovative child-resistant packaging solutions engineered and designed for a variety of applications and industries. Dymapak’s notable Secure Sack™ solution is the world’s first resealable press-to-close zipper system holding four utility patents and multiple lab certifications as child resistant in accordance with CPSC 16 CFR 1700. Highly compatible with pharmaceuticals, nutraceuticals, consumer goods and cannabis applications, the Dymapak suite of packaging solutions meet the ever-growing need for safety packaging while reducing waste, emissions and materials. Dymapak products are available online at www.dymapak.com, as well as through distributors in the United States, Canada and throughout Latin America.

About Plastic Bank
Plastic Bank® empowers the regenerative society. We build ethical recycling ecosystems in coastal communities, and reprocess the materials for reintroduction into the global supply chain as Social Plastic®. Collectors receive a premium for the materials they collect which helps them provide basic family necessities such as groceries, cooking fuel, school tuition, and health insurance. Plastic Bank’s Alchemy™ blockchain platform secures the entire transaction and provides real-time data visualization – allowing for transparency, traceability, and rapid scalability. Learn more at plasticbank.com.

About Offsetters
Offsetters is one of Canada’s largest and most diversified carbon management solutions companies. Its team of industry leaders specializes in the development and commercialization of high-quality carbon offset projects. Through a comprehensive offering of sustainability consultancy services, Offsetters also helps organizations understand, reduce, and offset their climate impact. For more information, please visit www.offsetters.ca.

Forward Looking Statements
This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

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